Exhibit 99.1

NOTICE OF

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 15, 2015

To the shareholders of Can-Fite BioPharma Ltd.:

Notice is hereby given that the 2015 Annual General Meeting of Shareholders will be held on Thursday, October 15, 2015, at 10:00 a.m. Israel time at our offices, 10 Bareket Street, Petach Tikva, Israel.

The agenda of the annual meeting will be as follows:

1.        To re-elect Pnina Fishman, Ilan Cohen, Abraham Sartani and Guy Regev to our Board of Directors, each for a term expiring at our next annual general meeting of shareholders (a separate vote for each director will be taken).

2.        To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2015 and until our next annual general meeting of shareholders, and to authorize our Board of Directors and/or our audit committee to fix such accounting firm’s annual compensation.

3.        To approve the amendment to the compensation of Pnina Fishman, our Chief Executive Officer.

4.        To approve, by way of a "Framework Transaction", as defined in the Companies Regulations (Relief from Related Party Transactions), 2000, the purchase of directors and officers liability insurance policies for a period of up to three years commencing September 27, 2015 and ending September 26, 2018.

5.        To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2014 and to transact such other business as may properly come before the meeting.

Only shareholders and holders of ordinary shares represented by American Depositary Shares at the close of business on September 13, 2015 are entitled to notice of, and to vote at, the annual meeting and any adjournment or postponement thereof. You are cordially invited to attend the annual meeting in person.

If you are unable to attend the annual meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the annual meeting may revoke their proxies and vote their shares in person.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the annual meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at 10 Bareket Street, Kiryat Matalon, PO Box 7537, PetachTikva, 4951778, Israel Attention: Chief Financial Officer.

By Order of the Board of Directors

Ilan Cohen
Chairman of the Board
September 8, 2015

10 Bareket Street, Kiryat Matalon

PO Box 7537

Petach Tikva 4951778

Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 15, 2015

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.25 per share and holders of our ordinary shares that are represented by American Depository Shares, or ADSs, in connection with the 2015 Annual General Meeting of Shareholders, to be held on Thursday, October 15, 2015, at 10:00a.m. Israel time at our offices, 10 Bareket Street, Petach Tikva, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Can-Fite”, “we”, “us”, “our” and the “Company” to refer to Can-Fite BioPharma Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the annual meeting will be as follows:

1.        To re-elect Pnina Fishman to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

2.        To re-elect Ilan Cohn to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

3.        To re-elect Avraham Sartani to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

4.        To re-elect Guy Regev to our Board of Directors for a term expiring at our next annual general meeting of shareholders

5.        To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2015 and until our next annual general meeting of shareholders, and to authorize our Board of Directors and/or our audit committee to fix such accounting firm’s annual compensation.

6.        To approve the amendment to the compensation of Pnina Fishman, our Chief Executive Officer.

7.        To approve, by way of a "Framework Transaction", as defined in the Companies Regulations (Relief from Related Party Transactions), 2000, the purchase of directors and officers liability insurance policies for a period of up to three years commencing September 27, 2015 and ending September 26, 2018.

8.        To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2014 and to transact such other business as may properly come before the meeting.

We currently are unaware of any other matters that may be raised at the annual meeting. Should any other matters be properly raised at the annual meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of Proposals 1, 2, 3, 4, 5, 6 and 7.

Who Can Vote

Only shareholders and ADS holders at the close of business on September 13, 2015 shall be entitled to receive notice of and to vote at the annual meeting.

How You Can Vote

You can vote your ordinary shares by attending the annual meeting. If you do not plan to attend the annual meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting a proxy card, which has been published at www.magna.isa.gov.il and www.maya.tase.co.il and which will be accessible at the “Investor Information” portion of our website, as described below under “Shareholder Meetings”.

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Please follow the instructions on the proxy card.

Shareholders Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the annual meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on September 8, 2015 and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA.

If you choose to attend the annual meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary, or BNY Mellon, and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

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Our Board of Directors urges you to vote your shares so that they will be counted at the annual meeting or at any postponements or adjournments of the annual meeting.

Solicitation of Proxies

By appointing “proxies”, shareholders and ADS holders may vote at the annual meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least 48 hours prior to the annual meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the annual meeting or any adjournment thereof.  Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed to shareholders and ADS holders on or about September 10, 2015. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Israeli Companies law, 1999, or the Israeli Companies Law, you may do so by delivery of appropriate notice to the our offices (Attention: Chief Financial Officer) located at 10 Bareket Street, Kiryat Matalon, PO Box 7537, Petach Tikva 4951778, Israel, not later than ten days after the record date (i.e., September 23, 2015).

Quorum

At the close of business on September 4, 2015, we had outstanding 21,316,577 ordinary shares, of which 9,547,306 were represented by ADSs. The foregoing number of outstanding ordinary shares excludes 446,827 ordinary shares that are held in treasury and have no voting rights. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the record date is entitled to one vote upon each of the matters to be voted on at the annual meeting.

Under our articles of association, the annual meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to later date if so specified in the notice of the meeting. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

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Vote Required for Each Proposal

Each of the resolutions to be presented at the annual meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. However, the approval of the proposals under Proposals 6 and 7 are required to comply with additional special “disinterested” voting requirements as set forth herein. Item 8 does not require a shareholder vote.

In the proxy card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to Proposals 6 or 7. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to Proposals 6 or 7, their vote with respect to Proposals 6 or 7, as applicable, will be disqualified.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. This will be true even for a routine matter, such as Proposal 5 (the approval of the re-appointment of our independent registered public accounting firm and authorization of our Board of Directors and/or audit committee to fix such accounting firm’s annual compensation), as your broker and BNY Mellon will not be permitted to vote your shares in their discretion on any proposal at the meeting. For all proposals, a broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Annual Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, www.canfite.com. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

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As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of September 7, 2015 by the members of our senior management, and Board of Directors, individually and as a group, and each person who we know beneficially owns 5% or more of our outstanding ordinary shares. The beneficial ownership of ordinary shares is based on the 21,316,577 ordinary shares outstanding as of September 7, 2015 (which excludes 446,827 ordinary shares held in treasury) and is determined in accordance with the rules of the Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power.  For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of September 7, 2015, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares		Percentage of Class*

Senior Management
Ilan Cohn, PhD. Chairman of the Board	214,852	(1)	1.0%
Pnina Fishman, PhD. Chief Executive Officer and Director	566,263	(2)	2.6%
Motti Farbstein Chief Operating Officer	44,320	(3)	*
Guy Regev Director	54,240	(4)	*
Abraham Sartani, Ph.D. Director	12,346	(5)	*
Gil Oren Director	4,167	(6)	*
Israel Shamay Director	-		-
Directors and Executive Officers as a group (7 persons)	896,188		4.2%

*	Denotes less than 1%

(1)	Includes (i) 133,567 ordinary shares, and (ii) 2,032,136 unregistered options to purchase 81,285 ordinary shares at an exercise price of NIS 1.247 per option and expiring on March 20, 2017. All such options are fully vested.

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(2)	Includes (i) 263,433 ordinary shares, (ii) 7,570,761 unregistered options to purchase 302,830 ordinary shares, of which 4,890,761 options have an exercise price of NIS 0.50 per option and expire on August 23, 2016 and 2,680,000 options have an exercise price of NIS 0.644 per option and expire on January 13, 2021. All such options are fully vested.

(3)	Includes (i) 1,133 ordinary shares, (ii) 1,034,687 unregistered options to purchase 43,187 ordinary shares, of which (1) 322,175 are exercisable into 12,887 ordinary shares at an exercise price of NIS 0.45 per option and expire on November 29, 2015, (2) 554,387 are exercisable into 22,175 ordinary shares at an exercise price of NIS 0.307 per option and expire on November 26, 2018, (3) 87,500 are exercisable into 3,500 ordinary shares at an exercise price of NIS 0.385 per option and expire on May 2, 2022, and (4) 68,750 are exercisable into 2,750 ordinary shares at an exercise price of NIS 0.326 per option and expire on March 20, 2023, and (iii) 1,875 unregistered options to purchase 1,875 ordinary shares at an exercise price of NIS 8.118 per option and expire on March 18, 2025. All such options are fully vested or will vest within 60 days from September 7, 2015. Excludes 43,750 unregistered options to purchase 1,750 ordinary shares and 8,125 unregistered options to purchase 8,125 ordinary shares that vest in more than 60 days from September 7, 2015.

(4)	Includes (i) 24,240 ordinary shares, (ii) 250,000 registered options (Series 10) to purchase 10,000 ordinary shares at an exercise price of NIS 0.394 per warrant and expiring on October 31, 2015, (iii) 250,000 registered options (Series 11) to purchase 10,000 ordinary shares at an exercise price of NIS 0.392 per options and expiring on April 30, 2016, and (iv) 250,000 unregistered options are exercisable into 10,000 ordinary shares at an exercise price of NIS 0.60 per option and expire on May 2, 2023. All such options are fully vested.

(5)	Includes (i) 613 ordinary shares, and (ii) 293,305 unregistered options to purchase 11,733 ordinary shares, of which 193,305 are exercisable into 7,732 ordinary shares at an exercise price of NIS 0.45 per option and expire on August 23, 2016, and 100,000 are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.385 per option and expire on August 14, 2022. All such options are fully vested.

(6)	Includes 4,167 unregistered options to purchase 4,167 ordinary shares at an exercise price of NIS 12 per option and expire on July 14, 2024. Excludes 5,833 unregistered options to purchase 5,833 ordinary shares that vest in more than 60 days from September 7, 2015.

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PROPOSALS 1-4:

RE-ELECTION OF DIRECTORS

Background

Under the Israeli Companies Law and our articles of association, the management of our business is vested in our Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our articles of association provide that we may have no more than 13 directors, plus the legally required number of external directors. Our Board of Directors currently consists of six directors, including two external directors. Our directors, other than the external directors, are elected at each annual general meeting of shareholders. All of the members of our Board of Directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office

Each of the nominees, whose professional background is provided below, has advised us that he or she is willing, able and ready to serve as a director if re-elected. We do not have any understanding or agreement with respect to the future election of any of the nominees named.

Ilan Cohn, Ph.D.   Ilan Cohn, Ph.D. is a patent attorney and senior partner at the patent attorney firm Reinhold Cohn and Partners, where he has been an attorney since 1986. Dr. Cohn co-founded Can-Fite, served as its Chief Executive Officer until September 2004, served on our Board of Directors since 1994 and since May 30, 2013 serves as the Chairman of the Can-Fite Board of Directors. Dr. Cohn has also been a director of OphthaliX since November 21, 2011. Dr. Cohn holds a Ph.D. in biology and is a patent attorney with many years of experience in the biopharmaceutical field. He has served on the Board of Directors of a number of life science companies, including Discovery Laboratories Inc. (formerly Ansan Pharmaceuticals), a U.S. public company. Dr. Cohn has also been involved in the past in management of venture capital funds focused on investments in the life sciences industry. Dr. Cohn served a number of years as a co-chairman of the Biotech Committee of the US-Israeli Science and Technology Commission. Dr. Cohn is also currently a member of the Board of Directors of I.C.R.C Management Ltd, Famillion BVI Ltd. and Famillion Ltd. (a subsidiary of Famillion BVI Ltd.). Dr. Cohn holds a Ph.D. in Biology from the Hebrew University of Jerusalem.

Pnina Fishman, Ph.D.  Pnina Fishman, Ph.D. co-founded Can-Fite and has served as our Chief Executive Officer and served on our Board of Directors since September 2005. She has also served as the Chief Executive Officer of OphthaliX from November 21, 2011 through December 31, 2012 and since June 2014. Dr. Fishman is the scientific founder of Can-Fite and was previously a professor of Life Sciences and headed the Laboratory of Clinical and Tumor Immunology at the Felsenstein Medical Research Institute, Rabin Medical Center, Israel. Dr. Fishman has authored or co-authored over 150 publications and presented the findings of her research at many major scientific meetings. Her past managerial experience included seven years as Chief Executive Officer of Mor Research Application, the technology transfer arm of Clalit Health Services, the largest healthcare provider in Israel. Mor Research Application was also the first clinical research organization in Israel. Dr. Fishman currently also serves as a member of the Board of Directors of F.D Consulting Ltd., Ultratrend Ltd., EyeFite Ltd. and OphthaliX Inc. Dr. Fishman holds a Ph.D. in Immunology from the Bar Ilan University in Ramat Gan, Israel.

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Abraham Sartani, M.D. Abraham Sartani has served on our Board of Directors since 2001. Dr. Sartani has over 30 years of experience in the pharmaceuticals industry and currently acts as a consultant to pharmaceutical and medical device companies. Dr. Sartani is a member of a number of scientific and management societies and the author or co-author of numerous publications and patents in the urology, pain treatment and hypertension fields. Dr. Sartani also currently serves on the Board of Directors of Akkadeas Pharma Srl and is a co-founding partner. From 1985 until 2008, Dr. Sartani was the Vice-President of R&D and Licensing of Recordati, a European specialty pharmaceutical company. Prior to joining Recordati, from 1980 until 1985, Dr. Sartani was employed at Farmitalia-Carlo Erba, serving in a number of capacities, including as the Medical Director for Europe.

Guy Regev. Guy Regev has over fifteen years of experience in accounting, financial management and control and general management of commercial enterprises. He has served on our Board of Directors since July 2011 and has served as a member of our Audit Committee and Compensation Committee since February 2014. Mr. Regev has also been a director of OphthaliX since November 2011. Mr. Regev is currently the Chief Executive Officer of Gaon Holdings Ltd, a publicly traded Israeli holding company traded on the TASE which focuses on the water industry. Mr. Regev is currently also the Chief Executive Officer of Middle East Tube Company Ltd a publicly traded Israeli company traded on the TASE which focuses on steel pipe manufacturing and galvanization services. Mr. Regev was the Chief Executive Officer of Shaked Global Group Ltd, a privately-held equity investment firm that provides value added capital to environmental-related companies and technologies. Prior to joining Shaked, from 2001 to 2008, Mr. Regev was Vice President of Commercial Business at Housing & Construction Holding, or HCH, Israel’s largest infrastructure company. His duties included being responsible for the consolidation and financial recovery of various business units within HCH. Prior to that, Mr. Regev carried several roles within the group including as a Chief Financial Officer and later the Chief Executive Officer of Blue-Green Ltd., the environmental services subsidiary of HCH. Between 1999 and 2001, Mr. Regev was a manager at Deloitte &Touche, Israel. Mr. Regev holds an LLB degree in Law (Israel) and is a licensed attorney and has been a licensed CPA since 1999. Mr. Regev is also a director of, The Green Way Ltd, Shtang Construction and Engineering Ltd, R.I.B.E. Consulting & Investment Ltd., Middle East Tube Company Ltd, Middle East Tube - Industries 2001 Ltd, Middle East Tubes - Galvanizing (1994) Ltd, I-Solar Greentech Ltd, Plassim Infrastructure Ltd, Hakohav Valves Industries Metal (1987) Ltd, Metzerplas Agriculture Cooperative Ltd, B. Gaon Retail & Trading Ltd, Gaon Agro - Rimon Management Services Ltd, B. Gaon Business (2004) Ltd, GaonAntan Investments Ltd, Or Asaf Investments Ltd, Hamashbir Holdings (1999) Ltd, AHAVA Holdings LTD, AHAVA Dead Sea Laboratories LTD, AAF (Aquagro) Management LTD, I.M.G. Retail Israel LTD, M.V Technology LTD, Aquagro Ventures LTD, TGW Holdings LTD, Madei Vered LTD, and Sagiv Agriculture Cooperative Society Ltd.

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Proposed Resolutions

It is proposed that at the annual meeting the following resolutions be adopted:

“RESOLVED, that the re-election of Pnina Fishman as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.

RESOLVED, that the re-election of Ilan Cohn as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.

RESOLVED, that the re-election of Abraham Sartani as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.

RESOLVED, that the re-election of Guy Regev as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect as directors each of the nominees named above.

Board Recommendation

Our Board of Directors recommends a vote FOR the re-election of the foregoing director nominees.

PROPOSAL 5:

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND

AUTHORIZATION OF THE BOARD AND/OR AUDIT COMMITTEE TO FIX THEIR COMPENSATION

Background

At the annual meeting, you will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2015 and until our next annual general meeting of shareholders and to authorize our Board of Directors (upon recommendation of the audit committee) and/or the audit committee (subject to ratification by our Board of Directors) to fix their compensation.

With respect to fiscal year 2014, we paid Kost Forer Gabbay & Kasierer approximately $370,000 for audit fees and approximately $29,000 for audit-related fees.

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Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the annual meeting:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2015 and until the next annual general meeting of shareholders of the Company be, and it hereby is, approved and the Board of Directors (upon recommendation of the Audit Committee) and/or the Audit Committee (subject to ratification of the Board of Directors) be, and hereby is, authorized to fix the compensation of such independent auditors.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to approve the appointment of our independent auditors and authorize the Board of Directors and/or audit committee to fix the independent auditors’ compensation.

Board Recommendation

Our Board of Directors recommends a vote FOR the foregoing resolution approving the appointment of our independent auditors and authorization of our Board of Directors and/or audit committee to fix the independent auditors’ compensation.

PROPOSAL 6:

APPROVAL OF THE AMENDMENT TO THE COMPENSATION OF OUR CHIEF EXECUTIVE OFFICER

Background

Israel’s Companies Law provides that the compensation of our Chief Executive Officer in any form or quantity, requires shareholder approval.  This includes cash compensation as well as compensation in the form of equity awards.  Dr. Pnina Fishman is our Chief Executive Officer.  Therefore, Dr. Fishman’s compensation requires shareholder approval.

Our Compensation Committee and Board of Directors has approved an amendment to Dr. Fishman’s compensation by way of (i) the increase of the monthly remuneration paid to Dr. Fishman (overall cost to the Company) from NIS 86,000 per month (equivalent to US$21,928 based on an exchange rate of $1.00 = NIS 3.922 on September 8, 2015 as reported by the Bank of Israel) to NIS 103,200 per month (equivalent to US$26,313 based on an exchange rate of $1.00 = NIS 3.922 on September 8, 2015 as reported by the Bank of Israel) (such amount to be linked to the Israeli CPI), such increase to be effective as of August 1, 2015, and (ii) the grant of 200,000 options to purchase 200,000 ordinary shares of the Company, at an exercise price equal to the average 30 day closing price of the Company's shares on TASE during the period immediately prior to the Board of Director's resolution to grant such options on August 27, 2015 (the exercise price is equal to NIS 3.573 per ordinary share), such options to vest on a quarterly basis over three years. The options shall be granted under the Company’s 2013 Share Option Plan.

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Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the annual meeting:

“RESOLVED, to approve (i) the increase of the monthly remuneration paid to Dr. Fishman (overall cost to the Company) from NIS 86,000 per month (equivalent to US$21,928 based on an exchange rate of $1.00 = NIS 3.922 on September 8, 2015 as reported by the Bank of Israel) to NIS 103,200 per month (equivalent to US$26,313 based on an exchange rate of $1.00 = NIS 3.922 on September 8, 2015 as reported by the Bank of Israel) (such amount to be linked to the Israeli CPI), such increase to be effective as of August 1, 2015, and (ii) the grant of 200,000 options to purchase 200,000 ordinary shares of the Company, at an exercise price equal to the average 30 day closing price of the Company's shares on TASE during the period immediately prior to the Board of Director's resolution to grant such options on August 27, 2015 (the exercise price is equal to NIS 3.573 per ordinary share), such options to vest on a quarterly basis over three years. The options shall be granted under the Company’s 2013 Share Option Plan.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the amendment to the compensation of our Chief Executive Officer.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the amendment to the compensation of our Chief Executive Officer, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the amendment to the compensation of the Chief Executive Officer.  Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than Can-Fite, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

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Board Recommendation

Our Board of Directors recommends a vote FOR approving the amendment to the compensation of the Chief Executive Officer as set forth herein.

PROPOSAL 7:

APPROVAL OF A FRAMEWORK TRANSACTION FOR A PERIOD OF UP TO THREE YEARS

WITH RESPECT TO THE PURCHASE OF DIRECTORS AND OFFICERS LIABILITY INSURANCE POLICIES

Background

The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the purchase of insurance covering the liability of any of its office holders with respect to an act or omission performed by the office holder in his or her capacity as an office holder, for (a) a breach of his or her duty of care to the company or to another person; (b) a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; or (c) a financial liability imposed upon him or her in favor of another person. Our articles of association allows us to insure our office holders to the fullest extent provided by the Israeli Companies Law.  An “office holder” is defined under the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.

The Israeli Companies Law provides that a company may not enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (b) a breach by the office holder of his or her duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently; (c) any act or omission committed with the intent to unlawfully yield a personal benefit; or (d) any fine or monetary settlement imposed on the office holder.

The current coverage of our directors and officers’ liability insurance policy is $10 million, for which we currently pay an annual premium of approximately $50,000.

In recent years, our activities and operations have developed and evolved. We are conducting trials internationally and our securities are traded both on the NYSE MKT and on the TASE. Due to these developments and in order for us to enable our office holders to make and implement decisions that are in the best interest of our company and our shareholders, our Compensation Committee and Board of Directors approved an update of our coverage of our directors and officers’ liability insurance policy by way of a “Framework Transaction” as described below, and subject to ratification and approval by the shareholders at the annual meeting.

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At the annual meeting, shareholders will be asked to approve, by way of a "Framework Transaction" as defined in the Israeli Companies Regulations (Relief in Interested Parties Transactions), 2000, the purchase of directors' and officers' liability insurance policies to cover the liability of directors and officers who will serve the Company, from time to time, including without limitation directors and officers who are or may be deemed to be a controlling party in the Company, for a period of three years commencing as of September 27, 2015 through September 26, 2018, and provided that the purchase of such policies within  the abovementioned period will be executed subject to the following terms: (i) the per occurrence and per year coverage limit will not be less than $10 million, (ii) the annual policy premium paid by the Company shall not exceed $60,000 plus an amount representing up to 10% of the said amount per year (subject to premiums updates which may be required in respect of public offerings, if any, and similar transactions) (iii) the Company may purchase a policy liability limit higher than $10 million in the United States, provided that the annual premium paid by the Company shall not exceed $60,000, (iv) as long as the Company has an insurance policy in effect, each of the directors and/or officers who no longer serve as directors and/or officers of the Company will be included in the said policy until the lapse of seven years from their respective dates of departure, provided the terms of the insurance policy will not diminish significantly (more than 10% change) from the terms of the policy which existed at the time of their departures, and (v) in the event that the Company will cease in the future from entering into an insurance policy to cover the liability of directors and officers or the terms of such policy will be significantly lower (more than 10% change) than the policy which existed at their departure, the Company commits to purchase for such directors and officers run-off insurance for the remaining period of up to seven years from their respective dates of departure on the terms in existence at their departure, and at a total cost which will not exceed twice the annual policy premium cost.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the annual meeting:

“RESOLVED, to approve, by way of "Framework Transaction" as defined in the Israeli Companies Regulations (Relief in Interested Parties Transactions), 2000, the purchase of directors' and officers' liability insurance policies to cover the liability of directors and officers who will serve the Company, from time to time, including without limitations directors and officers who are or may be deemed to be a controlling party in the Company, for a period of three years commencing as of September 27, 2015 through September 26, 2018, and provided that the purchase of such policies within  the abovementioned period will be executed subject to the following terms: (i) the per occurrence and per year coverage limit will not be less than $10 million, (ii) the annual policy premium paid by the Company shall not exceed $60,000 plus an amount representing up to 10% of the said amount per year (subject to premiums updates which may be required in respect of public offerings, if any, and similar transactions) (iii) the Company may purchase a policy liability limit higher than $10 million in the United States, provided that the annual premium paid by the Company shall not exceed $60,000, (iv) as long as the Company has an insurance policy in effect, each of the directors and/or officers who no longer serve as directors and/or officers of the Company will be included in the said policy until the lapse of seven years from their respective dates of departure, provided the terms of the insurance policy will not diminish significantly (more than 10% change) from the terms of the policy which existed at the time of their departures, and (v) in the event that the Company will cease in the future from entering into an insurance policy to cover the liability of directors and officers or the terms of such policy will be significantly lower (more than 10% change) than the policy which existed at their departure, the Company commits to purchase for such directors and officers run-off insurance for the remaining period of up to seven years from their respective dates of departure on the terms in existence at their departure, and at a total cost which will not exceed twice the annual policy premium cost."

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Required Vote

Due to the fact that the above “Framework Transaction” provides coverage also to directors and officers who may be controlling shareholders, the insurance policy may constitute a transaction with a controlling shareholder or shareholders under the Israeli Companies Law. Therefore, the affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the "Framework Transaction". In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the "Framework Transaction", or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the approval of the “Framework Transaction”. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than Can-Fite, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

Our Board of Directors recommends a vote FOR the foregoing resolution approving entry into a "Framework Transaction" for the purchase of directors' and officers' liability insurance policies, as specified above.

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REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the annual meeting, in accordance with the requirements of the Israeli Companies Law, our auditor’s report and consolidated financial statements for the year ended December 31, 2014 will be presented. We will furthermore hold a discussion with respect to such financial statements at the annual meeting. This item will not involve a vote of the shareholders.

The foregoing auditor's report and the audited consolidated financial statements, as well as our Annual Report on Form 20-F for the year ended December 31, 2014 (filed with the Securities and Exchange Commission on March 27, 2015), may be reviewed at the “Investor Information” portion of our website at www.canfite.com, through the EDGAR website of the Securities and Exchange Commission at www.sec.gov, through the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il.  None of the auditor's report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the annual meeting, but, if any other matters are properly presented at the annual meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Ilan Cohen
Chairman of the Board
Dated: September 8, 2015

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